April 12, 2012

VIA EDGAR

Ms. Lyn Shenk, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: S&W Seed Company
     Form 10-K for the Fiscal Year Ended June 30, 2011
         Filed September 27, 2011
     Form 10-Q for the Fiscal Quarter Ended December 31, 2011
         Filed February 8, 2012

     Your Comment Letter dated April 4, 2012

Dear Ms. Shenk:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the "Staff"), received by letter dated April 4, 2012 relating to the above-referenced filings of S&W Seed Company. We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you on a timely basis with the information you have requested.

Set forth below are the Staff's comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff's comment letter.

Form 10-K for Fiscal Year Ended June 30, 2011

Form 10-K for Fiscal Year Ended June 30, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Division of Corporation Finance
Securities and Exchange Commission
April 12, 2012

Note 3 - Business Combinations, page 61

1.We note that, in connection with the acquisition of S&W, you recorded an intangible asset of $127,796, which reflected the estimated fair value of the customer relationships that were obtained. However, based upon your disclosure regarding "Certain Risks and Concentrations, as provided on page 53 of your fiscal year 2011 Form 10-K, the three customers that accounted for 37% of your net sales for fiscal year 2011 differed from the three customers that accounted for 67% of your net sales in fiscal year 2010. In this regard, please tell us how you have determined that (I) you continue to realize a benefit from the customer relationships obtained in connection with the acquisition of S&W and (II) the related intangible asset was not impaired as of June 30, 2011.

Response:

The change in our customer concentration varies from reporting period to reporting period and does not reflect a loss or deterioration of these existing customer relationships.

The customer relationships obtained from the June 2008 acquisition of the S&W general partnership constitute the vast majority of profitable revenue generated in subsequent periods. Specifically, the customer relationships acquired in the 2008 acquisition represented 74% of our total revenues for the fiscal year ended June 30, 2011.

We continue to sell and generate profitable sales opportunities from the customer relationships we obtained from the June 2008 acquisition. Additionally, our actual results have exceeded the revenue assumptions used in the initial fair value measurements completed at the time of purchase accounting for the acquisition. Also note that in June of 2011 we received increased visibility surrounding the demand for our products and the opportunities to continue to grow our business from these existing customer relationships. This visibility included a strong indication that the Company was positioned to achieve record revenue and profitability growth in fiscal year 2012. Please note that for the six months ended December 31, 2011 the Company recorded net income of $965,828.

There were no indications of potential impairment at June 30, 2011.

Based on the facts and analysis summarized above, management concluded that the intangible asset was not impaired as of June 30, 2011 nor is the intangible asset impaired as of the date of this letter.

Note 8 - Income Taxes, page 66

2.Please tell us and disclose the factors and/or circumstances that resulted in the recognition of an income tax benefit of $184,488 for the fiscal year ended June 30, 2010, despite

Division of Corporation Finance
Securities and Exchange Commission
April 12, 2012

reporting pre-tax book income of $294,403 for the period. In this regard, also explain why the table on page 67 of your Form 10-K, which reconciles the "expected federal tax expense (benefit) at statutory rates" to "tax expense (benefit) as recorded," suggests that a tax benefit of $196,015 would have been recognized for fiscal year 2010, under the applicable federal statutory tax rate. In addition, please revise your footnote to disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of your deferred tax assets and/or deferred tax liabilities (before allocation of valuation allowances). For further guidance, refer to the disclosure requirements outlined at FASB ASC 740-10-50-6. Lastly, if the deferred tax assets or liabilities related to specific temporary differences fluctuate materially between reporting periods, please expand your disclosure to discuss the underlying reasons for such fluctuations, as appropriate.

Response:

The Company reported pre-tax book income of $294,403 for the twelve months ended June 30, 2010. Organized as a limited liability company until January 28, 2010, the Company was not a taxable entity for income tax purposes until January 28, 2010, which was nearly seven months into the Company's fiscal year. Prior to January 28, 2010, items of membership income, deductions and credits were allocated among the limited liability company members for inclusion in their respective income tax returns. The Company had pre-tax book income of $870,918 during the period the Company was organized as a limited liability company and this income was passed through to its members and not taxed at the entity level.

Effective January 28, 2010, the Company became subject to federal income tax as it became a C-Corporation. The Company had a pre-tax loss of $576,515 for the period of January, 28, 2010 through June 30, 2010. The below table summarizes the book income and book losses recorded during the respective periods and the related tax rates:

Pre-tax book income	$ 294,403	Period from 7/1/09 to 6/30/10 (full fiscal year)
Pre-tax book income	$ 870,918	Period from 7/1/09 to 1/27/10 (LLC status and income passed through to members)
Pre-tax book loss	$ (576,515)	Period from 1/28/10 to 6/30/10 (C-Corp status)

Rate Reconciliation	Gross	Tax Effected	Rate
Tax expense (benefit) at statutory tax rate (full year)	294,403	100,097	34.0%
Income passed through to Partners / Members	(870,918)	(296,112)	34.0%
Non-deductible items		11,527
Provision for Income Taxes (annual rate)	(576,515)	(184,488)	32.0%

The federal statutory tax rate of 34% applied against the pre-tax book loss of $576,515 (the loss recorded while being in C-Corp status subject to income tax) totals $196,015. The expected federal tax benefit based on statutory rates of $196,015 differed from the actual income

Division of Corporation Finance
Securities and Exchange Commission
April 12, 2012

tax benefit of $184,488 due to non-deductible items of $11,527. Our deferred tax asset of $184,488 at June 30, 2010 consisted solely of our net operating loss carry forward of $542,610.

We have considered the disclosure requirements outlined at FASB ASC 740-10-50-6 and will revise our income tax footnote in future filings to disclose the approximate tax effect of each type of temporary difference and carry-forward that gives rise to the significant portion of our deferred tax assets and/or deferred tax liabilities. Additionally, we will expand our disclosures in future filings to discuss the underlying reasons for fluctuations in the deferred tax assets or liabilities.

Form 10-Q for Fiscal Quarter Ended December 31, 2011

Item 1.Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 8

3.Please refer to your disclosure regarding "Certain Risks and Concentrations" (i.e., on page 9 of your filing) and your disclosure regarding the acquisition of Genetics International, Inc.'s customer list (i.e., on page 15 of your filing). We note that prior to shutting down its alfalfa distribution operations, Genetics International, Inc. provided the majority of your international distribution. We also note that subsequent to acquiring Genetics International, Inc.'s customer list, your direct sales to international customers increased to approximately 57% and 70% of the total revenue reported for the three and six-month periods ended December 31, 2011, respectively. In this regard, it appears that it may be appropriate for you to disclose your accounting policies related to foreign currency transactions and foreign currency translation. Please expand your footnote disclosure accordingly, or advise.

Response:

All of the Company's sales to international customers are transactions which are denominated in U.S. Dollars. Accordingly, the Company's operations are not subject to foreign currency transactions or foreign currency translation. The Company will revise its disclosure in future filings to clarify that all transactions are denominated in U.S. dollars and not subject to foreign currency transactions and/or foreign currency translation.

Note 10 - Equity-Based Compensation, page 20

4.We note your disclosure that "the fair value of options granted to non-employees is remeasured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered." In this regard, please provide us with an

Division of Corporation Finance
Securities and Exchange Commission
April 12, 2012

example of the specific circumstances under which this accounting treatment would be applied and cite the accounting literature that you believe supports your accounting. In addition, please tell us whether or not the re-measurement of the fair value of stock options issued to non-employees (i.e., pursuant to your accounting policy) could result in a reduction to the amount of stock compensation ultimately recognized.

Response:

We account for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees (FASB ASC 505-50). Stock options issued to non-employees are accounted for at their estimated fair value. The fair value of options granted to non-employees is re-measured as they vest.

FASB ASC 505-50, Equity-Based Payments to Non-Employees, says:

30-11 An entity (the issuer, grantor, or purchaser) may enter into transactions with nonemployees in which equity instruments are issued in exchange for the receipt of goods or services or to provide a sales incentive. The issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

a. The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment)

b. The date at which the counterparty's performance is complete.

30-12 A performance commitment is a commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance. The disincentives must result from the relationship between the issuer and the counterparty. Forfeiture of the equity instruments as the sole remedy in the event of the counterparty's nonperformance is not considered a sufficiently large disincentive for purposes of applying this guidance. In addition, the ability to sue for nonperformance, in and of itself, does not represent a sufficiently large disincentive to ensure that performance is probable. (An entity may always be able to sue for nonperformance but it is not always clear whether any significant damages would result.)

30-13 The counterparty's performance is complete when the counterparty has delivered or, in the case of sales incentives, purchased the goods or services, despite the fact that at that date the quantity or all the terms of the equity instruments may yet depend on other events (this would occur, for example, if a target stock price requirement has not been met when the counterparty has delivered the goods or services).

Division of Corporation Finance
Securities and Exchange Commission
April 12, 2012

The non-employee's performance is considered complete when the non-employee has delivered, purchased, or provided the promised goods or services, which generally is the date the award vests and becomes nonforfeitable.

The Company concluded that there is not a significant disincentive for nonperformance and therefore believe there is not a measurement date until the equity instruments vest. The unvested equity instruments are re-measured every reporting period and the related expense is recognized over the vesting period.

A specific circumstance under which this accounting treatment would apply is the granting of stock options to our external legal counsel, which vest quarterly over a three year period. The grantee of the option (external legal counsel) is required to perform legal services over a three year period of time in order to achieve full vesting, and the option grant vests ratably over the service period.

The re-measurement of the fair value of stock options issued to non-employees could result in a reduction in future amounts of stock compensation to be recognized depending on the inputs (stock price, volatility, etc.) used at the re-measurement date. The re- measurement would not increase or decrease the stock based compensation already recorded for option grants which have vested. The re-measurement would impact the value of expense to be recorded in future periods.

Please note that stock based compensation for non-employees totaled $1,381 for the six months ended December 31, 2011 and represents a very small portion (2%) of our overall stock-based compensation expense for the respective period. The Company will revise its disclosure in future filings to clarify its policy on accounting for options issued to non-employees.

*********

In addition to the comment responses provided above, at the Staff's request, the Company acknowledges that:

•	S&W Seed Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Division of Corporation Finance
Securities and Exchange Commission
April 12, 2012

•	S&W Seed Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff's comments. If you have any further questions or comments, please contact the undersigned by telephone at (858) 337-0766, by e-mail at mszot@swseedco.com or by mail at P.O. Box 235, Five Points, CA 93624.

Very truly yours,

     /s/ Matthew K. Szot

Matthew K. Szot
Senior Vice President and Chief Financial Officer

cc:Jeffery Sears
Mark S. Grewal
Casey Kinchen
Debra K. Weiner